

December 26, 2013

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Group L.P., manager
  for Brookfield Infrastructure Partners L.P.
73 Front Street
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-33632**

Dear Mr. Manios:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 67

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Review of Consolidated Financial Results, page 68

1. Please clarify your disclosure with respect to the fair value adjustments of $200 million in 2012. Specifically, above the table on page 69, you state that fair value adjustments relate to revaluation gains that were recorded at your timberland operations as a result of increases in annual appraisals due to a stronger outlook for log prices. However, below the same table, you state that $200 million of the increase in partnership capital for 2012 was attributable to valuation gains resulting from your annual revaluation process, primarily relating your Australian railroad operation and your electricity transmission operations. Please revise, as necessary, to clarify this apparent inconsistency.

Capital Resources and Liquidity, page 84

Table of Contractual Obligations, page 92

2. Please reconcile the amounts presented in this table to those presented on your balance sheet. Specifically, it is unclear how the interest-bearing liabilities of $8,082 million, as presented in the table on page 92, correlate to the corporate and non-recourse borrowings presented on the face of your balance sheet. Please revise or advise.

3. As a related matter, please revise your table of contractual obligations to include expected interest payments as these represent contractual obligations. Such disclosure may be added to the table or presented in a footnote to the table. In addition, please include a discussion of how you determined and/or estimated your expected interest payments.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-9

4. Please tell us why you have presented (i) acquisition of subsidiaries net of disposals, (ii) long lived assets net of disposals, and (iii) corporate and subsidiary borrowings net of repayments, as opposed to presenting each on a gross basis. Refer to the guidance in paragraphs 21-24 of IAS 7.

Note 11 – Property, Plant, and Equipment, page F-47

5. We note from your disclosure here and on page F-48 that many of the assumptions used in determining fair value fluctuate significantly from year to year. For each of your reporting segments, please provide justification for each key valuation assumption used in the determination in fair value. For example, we note you carried out a review of the fair value of the property, plant and equipment in your Utility segment and, as a result of this review, you decreased the weighted average discount rate from 12% to 10% and you increased the weighted average terminal valuation date to approximately13 years from 10 years, which resulted in a gain from revaluation of $168 million in 2012.

6. As a related matter, please note that, to the extent financial statements are included in a registration statement, either directly or incorporated by reference, if an independent appraisal is relied upon for a determination of fair value, you must name the appraiser and include a consent from such appraiser. In this regard, we note your statement on page F-48 that, with respect to the property, plant and equipment in your Timber segment, fair value was determined based on an independent appraisal. We also note that your financial statements are incorporated by reference into your Registration Statement No. 333-167860 on Form S-3. Please refer to the guidance in Item 601(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief